September 2, 2010

Via Facsimile (202) 531-3790 and EDGAR

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	American Beverage Company - AmBev (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2009
Filed April 21, 2010
File No. 001-15194

Dear Mr. Reynolds:

This letter responds to your letter dated August 19, 2010 in connection with the above-referenced file.  To facilitate your review, we have reproduced your comments in italics below, and we provide our response immediately following each comment.  Capitalized terms used herein without definition have the meanings given them in our annual report on Form 20-F for the year-ended December 31, 2009 (the “2009 Annual Report”).

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 16F – Change in Registrant’s Certifying Accountant, page 142

1.	We reviewed your response to our prior comment two. Please amend to provide disclosure consistent with your response with respect to the dismissal date of your former independent accountant.

We are pleased that in our prior response letter to the Staff, dated July 29, 2010 (the “Prior Response Letter”) we were able to clarify that (i) when we said in our 2009 20-F that Management had determined to dismiss KPMG at the end of their three-year term “effective January 2010” we meant that KPMG would not act as our independent accountants for the following year and (ii) such determination had no effect on KPMG’s role as our independent accountants in the conduct of their audit of our financial statements for the year ended December 31, 2009.  As such, we have confirmed that -- consistent with our disclosure -- KPMG continued to act as our independent accountant during calendar year 2010 to the extent of their fieldwork and other audit services performed in connection with their audit of our 2009 financial statements.  They issued their unqualified audit report on such financial statements on April 12, 2010.

We understand the basis of the Staff’s question regarding the use of the term “effective January 2010” in our 2009 Annual Report, and we are pleased we have been able to clarify that in fact the former accountants did not conduct any fieldwork leading to the delivery of their audit report subsequent to their dismissal.  As a result, we believe this disclosure accurately conveyed the facts, complied with the relevant disclosure rules and did not contain a material misstatement or omission.

We reviewed your response to our prior comment three.  Please amend to clearly disclosure whether there were any disagreements with your independent accountants during the two most recent fiscal years and subsequent period through the date of dismissal as required by Item 16F(a)(1)(iv) of Form 20-F.

We are pleased that in our Prior Response Letter we have been able to clarify that when in our 2009 Annual Report we said, “KPMG was hired for a period of three years and served as our independent auditor for the fiscal years ended December 31, 2009, 2008 and 2007. … Our decision to dismiss our former auditor was not due to any disagreement between us and our former auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement, if not resolved to the satisfaction of KPMG, would have caused it to make a reference to the subject matter of the disagreement in connection with its audit reports for such years (emphasis added),” we expressly confirmed that there were no such disagreements for at least the relevant two-year period as required by Item 16F(a)(1)(iv) of Form 20-F.

Again, we understand the basis of the Staff’s question given the use of the term “for such years” instead of referring to the “two-year period” requested by the relevant disclosure rule.  We believe, however, that the reference to “such years” in our existing disclosure can only be read to mean the three most recent years referred to above in the same paragraph (including the two most recent years required by the rule).  As a result, we believe this disclosure accurately conveyed the facts, complied with the relevant disclosure rules and did not contain a material misstatement or omission

*****

In connection with comments 1 and 2 above, we acknowledge the Staff’s request to amend the disclosure in our 2009 Annual Report to clarify certain wording choices without, we believe, changing the meaning.  We are happy to make such drafting changes in any amendments we make to that annual report.  In the event, however, that we are not required to amend our 2009 Annual Report for any other reason, we ask the Staff to consider not requiring us to amend the report solely for what – especially given the clarifications and confirmations made in our Previous Response Letter – are minor drafting points.  In both cases, we feel (i) we have demonstrated that the existing disclosure is consistent with the relevant disclosure requirements and (ii) we and our former independent accounting firm have confirmed in writing that the underlying facts are consistent with the disclosure provided.  We submit that to file an amendment to our annual report originally filed in April of this year – if such amendment were filed for no other reason – would provide no meaningful new disclosure for the investing public and would, we believe, appear curious to the reader seeking to discern a new meaning in the amended wording when compared to the original disclosure in our 2009 Annual Report.

In connection with the comments above, please provide an updated letter from your former independent accountant relating to your revised disclosures with any amendments to your Form 20-F.  Refer to Item 16F(3) OF Form 20-F.

In the event we amend our annual report for 2009, we agree to provide with that filing an updated letter from our former independent accountant confirming any such revised disclosures.  Accompanying our letter to the Staff dated July 29, 2010, they have previously provided written confirmation that they agree with our disclosure as clarified on such prior letter to the Staff.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

General
Note 7 – Special Items, F-35

4.
We reviewed your response to our prior comment six.  It appears that you based the R$239.4 million gain related to the Labatt perpetual license on an independent valuation received.  With regard to your conclusion on the fair value of the Labatt perpetual license, please address the following:

•
Provide us with a detailed discussion of the specific assets that were sold to KPS Capital Partners, LP (“KPS”) by Anheuser-Busch InBev N.V./S.A. (“A-B InBev”) for proceeds of $54 million (approximately R$125 million).

In February of 2009, as part of a broader transaction that also included the granting of a perpetual license by Labatt Brewing Company Limited, a subsidiary of AmBev, A-B InBev entered into a purchase agreement pursuant to which KPS acquired from it the assets of InBev USA LLC (“InBev USA”), which was a sales and distribution subsidiary of A-B InBev headquartered in Buffalo, New York, and in which AmBev held no interest.  The assets acquired by KPS from InBev USA included, in material part:  (i) distribution agreements between InBev USA and wholesalers throughout the United States, (ii) contracts with advertising agencies and similar vendors relating to Labatt products, (iii) unshipped orders, inventory and accounts receivable relating to Labatt products, (iv) leased real property for office and warehouse space, (v) government authorizations to conduct a distribution business for alcoholic beverages, (vi) employees involved in the conduct of InBev USA operations, and (vii) a quantity of kegs and pallets and other equipment used in InBev USA’s business.

•
Tell us how much consideration you received directly from KPS and A-B InBev for this transaction and explain how you concluded that the aggregate proceeds represent consideration for the perpetual license.

In connection with the U.S. Department of Justice-required (“DOJ”) transaction, AmBev received aggregate after-tax proceeds of US$103,509,838 (equivalent to R$ 239,635,634), of which (i) US$84,500 (equivalent to R$ 195,634) was received directly from KPS pursuant to the terms of the license agreement as the lump-sum royalty payment for the fully paid up, perpetual and exclusive license to brew, market, distribute and sell Labatt brand beer in the United States, and (ii) US$ 103,425,338 (equivalent to R$ 239,440,000) was received directly from A-B InBev pursuant to the terms of the indemnification agreement.

AmBev believes that the aggregate of the above payments represents fair value consideration for its perpetual license for the following reasons.

A-B InBev acquired Anheuser-Busch in 2008, and as part of the approval for that acquisition the DOJ required A-B InBev to enter into a transaction that would result in an independent competitor having the exclusive right to brew, market, distribute and sell Labatt branded beer in the United States. To do so, A-B InBev needed to sell the assets of InBev USA, as well as to arrange for the buyer to have a perpetual license from Labatt Brewing Company Limited that permitted the buyer exclusively to produce and sell Labatt brand beer for consumption in the United States.

When A-B InBev approached AmBev regarding such transaction, we naturally were concerned that this sale – to be conducted as a forced resolution of a threatened antitrust challenge to a far more significant acquisition by our parent -- might not lead to our obtaining fair value.  We were concerned, as is often the case, that potential third party buyers might be expected to take advantage of the DOJ divesture requirement and bid less than fair value.  Since only some 62% of the value of AmBev’s equity is held by A-B InBev, and some 38% is held by unaffiliated, public shareholders, it was necessary for us to assure that we received fair value.

When AmBev learned of the requirement by the DOJ, its management concluded that the appropriate course of action was to negotiate an indemnification agreement with A-B InBev in order to, as mentioned, ensure that AmBev received fair value for its Labatt license.

These circumstances led to arms-length negotiations between us and A-B InBev.  We needed to assure we received fair value for the Labatt license, and A-B InBev needed to cause us to grant the perpetual license in order to proceed with their acquisition of Anheuser-Busch.  Those negotiations produced the indemnification agreement which protected us by providing that in the event the value we received was lower than the fair market value, A-B InBev would indemnify us for the difference.  The indemnification agreement was negotiated by AmBev management, and approved by our Company’s Compliance Committee and Board of Directors without the participation or vote of any members of our Board who are also members of A-B InBev’s management.  In addition, the fair value of the license was confirmed by a fairness opinion obtained from Unibanco – União de Bancos Brasileiros S.A., one of the largest Brazilian investment banks.

Having entered into the indemnification agreement assuring we would receive fair value, we allowed A-B InBev to assume control over the timing and the circumstances of the transaction that would resolve the threatened antitrust challenge.

•
Tell us why you believe the independent valuation you received for your perpetual license was a better indicator of fair value than the consideration paid by a third party for a group of assets that included the perpetual license.

As indicated above, we believe that the amount actually received pursuant to the indemnification agreement is a better indicator of fair value than the consideration paid by a third party under unique circumstances for a group of assets that included the perpetual license for the following reasons:

➢
The indemnification agreement resulted from an arms-length negotiation, and the fair value was confirmed by an independent fairness opinion.  The arms-length negotiations between AmBev and A-B InBev resulted in the fair value of the license.  Moreover, a major, independent Brazilian bank provided a fairness opinion which supported the fair value, and the members of our Compliance Committee and Board of Directors unaffiliated with A-B InBev relied on this and the indemnification agreement in approving the sale of the license as in the interest of AmBev’s minority, public shareholders;

➢
The accounting literature supports our valuation process.  According to paragraph 9 of IAS 39, “fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arms’-length transaction”.  Further, AG 69, of Appendix A of IAS 39, states that “underlying the definition of fair value is a presumption that an entity is a going concern without any intention or need to liquidate, to curtail materially the scale of its operations or to undertake a transaction on adverse terms.  Fair value is not, therefore, the amount that an entity would receive or pay in a forced transaction, involuntary liquidation or distress sale.” (Emphasis added).

➢
The circumstances of A-B InBev’s auction process – given its forced sale nature and A-B InBev’s need to secure the much larger acquisition of Anheuser-Busch – failed to deliver fair value for AmBev.  The auction process contained intrinsic risks and was to be carried out in an environment with a significant degree of uncertainty, which we believe depressed the value of the Labatt license in the sale process conducted by A-B InBev.  As a result of the sale which A-B InBev was forced to conduct in order to comply with the DOJ order, an auction was put together which: (i) was conducted on a very tight timeframe (A-B InBev was under a deadline to carry out the divestiture in order to comply with the DOJ’s requirements), and (ii) took place during an economic climate – late 2008 and early 2009 – that was overshadowed by the severe world-wide economic and financial crisis.  None of the circumstances surrounding the sale by A-B InBev to KPS were conducive to producing fair value, and only A-B InBev’s need to comply with the DOJ order in the context of its much larger acquisition of Anheuser-Busch would have led a rational seller to have sold assets under these circumstances.  AmBev does not believe this sale, conducted under these circumstances, produced fair value for the assets sold, just as we had feared when we insisted months earlier on receiving fair value from A-B InBev as was agreed in the indemnification agreement.

As AmBev was assured pursuant to the indemnification agreement that it would receive fair value, AmBev did not influence the (i) separate royalty payment for the perpetual license or (ii) the amount of the payment we received directly from KPS versus the amount paid to us under the indemnification agreement.  For AmBev, the fair value of the perpetual license was determined at the time we entered into the indemnification agreement.  Therefore, the price ultimately paid with respect to the perpetual license by a third party in the DOJ-forced transaction conducted by A-B InBev was not relevant to AmBev and, given the circumstances of that sale, was not indicative of the fair value of that asset.

•	Tell us how your relationship with A-B InBev (73.99% voting interest and 61.87% economic interest) impacted the accounting treatment of this transaction.

The transaction between AmBev and A-B InBev was performed in order to ensure that AmBev was remunerated appropriately for the sale of the perpetual license, in other words, fair value received, comprised by the consideration from KPS and the indemnification payment received from A-B InBev.

IFRS does not contain specific guidance on the accounting treatment of transactions with shareholders that encompasses the aforementioned transaction.  Therefore, AmBev accounted for the transaction in accordance with the relevant rules of IFRS considering the substance of the transaction, which in this case was IAS 18 Revenues and The Framework, as the perpetual license of the Labatt brewing and distribution rights with respect to the United States was effectively, from AmBev’s accounting point of view, a sale.

•	Provide us with a courtesy copy of the license agreement indemnification entered into with A-B InBev.

Please see attachment.  The indemnification agreement will be provided to the Staff in accordance with Rule 12b-4 in order maintain its confidential treatment.

*****

If you have additional questions or comments, please do not hesitate to contact Nelson José Jamel at +55 11 2122-1508, or Pedro de Abreu Mariani at +55 11 2122-1374, or by fax at +55 11 2122-1529.  Please also send a copy to our outside legal counsel, Kevin Kelley, at Gibson Dunn, by fax at +1-212-351-5322.

Very truly yours,

Companhia de Bebidas das Américas - AmBev

By:	/s/ Nelson José Jamel
Name: Nelson José Jamel
Title: Chief Financial Officer

By:	/s/ Pedro de Abreu Mariani
Name: Pedro de Abreu Mariani
Title: General Counsel

cc:	Ethan Horowitz Division of Corporation Finance Brian Bhandari Division of Corporation Finance Edwin S Kim Division of Corporation Finance Kevin Kelley Gibson, Dunn & Crutcher LLP